UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

8 April, 2013

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

8 April 2013

CTC Media has announced changes to the company’s Board of Directors

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, has today noted the announcement made by CTC Media regarding changes to the company’s Board of Directors

Lorenzo Grabau has been appointed as a Member and Co-Chairman of CTC Media’s Board of Directors from the closing of the 2013 Annual General Meeting of Shareholders on 30 April 2013. Mr Grabau is currently a Member of MTG’s Board of Directors. Hans-Holger Albrecht is resigning from CTC Media’s Board of Directors from the same date.

CTC Media has also announced that its Board of Directors recommends that the 2013 AGM elects MTG’s President and Chief Executive Officer Jørgen Madsen Lindemann as one of the new Members of the Board of Directors. MTG’s Chief Financial Officer Mathias Hermansson, who is currently a Member of CTC Media’s Board of Directors, will not stand for re-election to the Board of CTC Media.

CTC Media’s full announcement can be found on the following link: http://ctcmedia.ru/press-center/releases/?id=1289.

CTC Media is the leading independent broadcasting company in Russia. It owns and operates the CTC, Domashny and Peretz television channels in Russia, as well Channel 31 in Kazakhstan and a TV company in Moldova. The international pay-TV version of the CTC channel is available in North America, Europe, North Africa, the Middle East, Central Asia, Armenia, Georgia, Azerbaijan and Kyrgyzstan. CTC Media also has its own TV content production facilities through its subsidiary Story First Production and a number of digital media assets in Russia.
***

For further information, please visit www.mtg.se or contact:

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:20 CET on 8 April 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 8 April, 2013	By:	/s/ Jonny Searle
		Name:	Jonny Searle
		Title:	General Counsel and Company Secretary